BluePhoenix Solutions Expands Its Global Reach with
New Sales and Support Office in Australia

Firm's 12th Worldwide Office Will Support Growing Customer Base in the Region

MELBOURNE, Australia and HERZLIA, Israel - April 28, 2004 - BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, announced today that it has opened a new sales and customer support office in Ormond, Australia. The company already has 11 offices in North America, Europe and Israel, and with this 12th office, it expands its multinational presence to Australia.

"We're extremely pleased with the strength of our customer relationships, the expertise of our in-country project teams, and the business successes we've enjoyed in Australia over the past years," said Arik Kilman, BluePhoenix CEO. "There is a growing demand in the region for IT Modernization across business, industry, and the government sector and we look forward to expanding our business presence further in the months and years ahead."

The company also announced that Steve Garry will manage the new office. As regional director for the UK, Australia, and South Africa, Garry has been instrumental in developing BluePhoenix existing customer relationships over the past two years, and will continue to work with those customers.

Mr. Kilman added: "Our strategy is to establish local operations by initially building strong relationships with potential customers and subsequently opening a national office. Steve Garry and his team have developed a number of professional groups in Australia and New Zealand and they have come to know and understand that market extremely well. Based on our past experience in our other locations, we believe this local presence will generate additional new business for BluePhoenix in the region."

BluePhoenix Pacific will operate as a wholly owned subsidiary and will develop new business throughout Australia and New Zealand in addition to providing support for the company's existing customer base. Current BluePhoenix customers in the area include the Department of Immigration and Multicultural Affairs (DIMIA), AAPT, one of Australia's largest telecommunications providers, and Promina Group, a group of leading insurance and financial service companies in Australia and New Zealand.

#  #  #

About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services (including technology for Understanding, Migration, Transformation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 11 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, and Israel. The company's major shareholder is the Formula Group (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

Contact

Tamar Belkin

BluePhoenix Solutions

919-319-2270

tbelkin@bphx.com